EXHIBIT 4.3

FIRST ADDENDUM TO
PROMISSORY NOTE

This First Addendum to the Promissory Note dated January 15, 2008 is made as of this 9th day of July, 2008, by and between ICC WORLDWIDE, Inc., a Delaware Corporation (“Maker”) and THE ADAMAS FUND, LLLP (formerly The Black Diamond Fund, LLLP), a Minnesota limited liability, limited partnership (“Holder”).

Paragraph 2a(1) is added as follows:

2a(1). Notwithstanding the above, starting in June, 2008 and continuing through the remaining months during which only payments of interest are otherwise due, the interest due each month shall accrue if unpaid and shall be added to the principal and any accrued but unpaid interest for purposes of calculating the amount of interest due each month.

The parties agree that the interest otherwise due on June 15, 2008, which has not been paid as Maker and Holder have been considering this Addendum, is not considered late or unpaid for purposes of Paragraph 6a of the Note.

/s/ Richard K Lauer
Richard K. Lauer
President and Chief Executive Officer
ICC Worldwide, Inc.